UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

The RLJ Companies, LLC

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

Attn. H. Van Sinclair

(301) 280-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74965F203	Page 2 of 6

1	NAMES OF REPORTING PERSONS
RLJ SPAC Acquisition, LLC

2	Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐
PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

☐

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
51.63% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

SCHEDULE 13D

CUSIP No. 74965F203	Page 3 of 6

1		NAMES OF REPORTING PERSONS
The RLJ Companies, LLC
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
51.63% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
HC-OO

SCHEDULE 13D

CUSIP No. 74965F203	Page 4 of 6

1		NAMES OF REPORTING PERSONS
Robert L. Johnson
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
51.63% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
IN

SCHEDULE 13D

CUSIP No. 74965F203	Page 5 of 6

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D,” and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the Amendment No. 2 to Schedule 13D filed on July 31, 2013, the Amendment No. 3 to Schedule 13D filed on December 11, 2013, the Amendment No. 4 to Schedule 13D filed on April 24, 2015, the Amendment No. 5 to Schedule 13D on June 2, 2015, the Amendment No. 6 to Schedule 13D on August 29, 2016, the Amendment No. 7 to Schedule 13D filed on October 19, 2016, the Amendment No. 8 to Schedule 13D filed on June 20, 2017, and the Amendment No. 9 to Schedule 13D filed on October 4, 2017, the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of RLJ Entertainment, Inc. (the “Issuer”).  Mr. Johnson, The RLJ Companies and RLJ SPAC are collectively referred to as the “Reporting Persons.”

Unless indicated otherwise, all items omitted remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

On January 2, 2018, the Issuer issued 418,255 shares of Common Stock as payment of interest on its Credit Agreement with AMC.  In addition, on January 2, 2018, the Issuer issued 75,000 shares of Common Stock to members of its management pursuant to the vesting of outstanding restricted stock units.

None of Mr. Johnson, The RLJ Companies or RLJ SPAC effected any transactions in the Common Stock during the past sixty days.

As of January 2, 2018, following the foregoing issuances, the Issuer had 14,564,678 outstanding shares of Common Stock. For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC may be deemed to beneficially own 8,294,465 shares of Common Stock (approximately 51.63% of the Common Stock), including 6,794,465 outstanding shares of Common Stock and warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share.

The foregoing beneficial ownership amount and percentage are calculated in accordance with Securities Exchange Act Rule 13d-3, which directs that reporting persons assume that their convertible preferred stock or warrants are converted or exercised, as applicable, in their entirety and that no other holder of convertible preferred stock or warrants converts their convertible preferred stock or exercises their warrants.

SCHEDULE 13D

CUSIP No.	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: January 12, 2018	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: January 12, 2018	/s/ Robert L. Johnson
Name: Robert L. Johnson